UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For February 9, 2004



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated February 9, 2004  -  Acquisitions





                                                               9 February 2004


            BUNZL FURTHER EXPANDS FILTRONA AND OUTSOURCING SERVICES

Bunzl plc, the international distribution and outsourcing Group, today announces that it has entered into an agreement to purchase the Skiffy Group from IWP International plc. Skiffy has particular expertise in the supply of small nylon parts for protection and finishing applications. Based in Amsterdam, the business operates across Europe and had sales in the year ended 31 March 2003 of EUR12.0 million. The value of the net assets to be acquired are expected to be approximately EUR7.1 million on a net debt/cash free basis. Completion is subject to the approval of the shareholders of IWP International and receiving clearance from relevant competition authorities.

Bunzl also announces that in December 2003 it acquired Prolix Packaging, based in Chicago, USA and O'Mahony Packaging, based in Cork, Ireland. Prolix, a retail stores supply distributor, had sales in the year ended 31 December 2003 of $10.6 million with net debt free net assets on acquisition of approximately
$1.8 million. O'Mahony, a distributor of supplies to retailers and food processors, had sales of EUR10.7 million in the year ended 30 September 2003. The net assets acquired were approximately EUR3.6 million on a net debt free basis.

Commenting on these acquisitions, Anthony Habgood, Chairman of Bunzl, said:

"These three acquisitions fit well with our Outsourcing Services businesses in the US and Ireland and with our Filtrona business in Europe. They complement our strengths in each area."

Enquiries:

Bunzl plc:                                         Finsbury:
Anthony Habgood, Chairman                          Roland Rudd
David Williams, Finance Director                   Morgan Bone
Tel: 020 7495 4950                                 Tel: 020 7251 3801



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date: February 9, 2004                     By:__/s/ Anthony Habgood__

                                              Title:   Chairman